UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TransCommunity Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

893548107

(CUSIP Number)

Paul R. Burke

Northaven Management, Inc.

375 Park Avenue

Suite 2709

New York, New York  10152

(212) 798-0304

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners, L.P. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 262,879

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 262,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners II, L.P. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,920

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,920

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,920

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners III, L.P. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150,591

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150,591

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Offshore, Ltd. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,610

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 27,610

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Associates, LLC. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 457,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 457,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 457,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Management, Inc. IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 457,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 457,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 457,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul R. Burke IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 457,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 457,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 457,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Brown IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 457,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 457,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 457,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 893548107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James L. Zech IRS Identification No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 457,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 457,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 457,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke, Richard Brown and James L. Zech (together with the Northaven Entities, the “Reporting Persons”) and relates to the Common Stock, $0.01 par value, of TransCommunity Financial Corporation (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 4235 Innslake Drive, Glen Allen, Virginia 23060.

Item 2.	Identity and Background
The identity and background of the filing persons is as follows:

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization/ Citizenship
Northaven Partners, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Company	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	General Partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northaven Partners III, L.P.	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Advisor	New York

Paul R. Burke	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

Richard Brown	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

James L. Zech	375 Park Avenue, Suite 2709 New York, NY 10152	Member of Northaven Associates, LLC	USA

None of the Northaven Entities, Paul R. Burke, Richard Brown or James L. Zech has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of Northaven Entities, Paul R. Burke, Richard Brown or James L. Zech has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration

Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P. and Northaven Offshore, Ltd. each used working capital to purchase the shares.  None of Paul R. Burke, Richard Brown or James L. Zech purchased shares in his individual capacity.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of the Company’s common stock as an investment in the regular course of their business and intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, they may from time to time acquire or dispose of the Company’s common stock in open market or privately negotiated transactions.

On September 6, 2007, the Company announced that it had entered into a definitive merger agreement pursuant to which Community Bankers Acquisition Corp. agreed to acquire the Company in a stock-for-stock transaction (the “Transaction”).

On October 12, 2007, Mr. Brown sent a letter to the Board of Directors of the Company, in which he informed the Board that the Reporting Persons intended to vote all of their shares against the Transaction.  In the letter, a copy of which is filed as an exhibit hereto and is incorporated herein by reference, Mr. Brown provided a financial analysis indicating that if the Transaction were consummated, the Company’s existing shareholders would collectively stand to lose nearly 25% of the current intrinsic stand-alone value of the Company, and would share in only about 30% of the upside following the Transaction.  Mr. Brown also urged the Board to immediately seek to extricate itself from the merger agreement, and to explore all options to maximize value for existing Company shareholders.

As part of their ongoing evaluation of their investment in the Company, and in connection with the Transaction, the Reporting Persons may seek to meet with the Board or management of the Company or communicate publicly or privately with other shareholders, and may make recommendations, including with respect to the Company’s business plan and strategic direction.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer
(a) – (b):

(i) Northaven Partners, L.P. beneficially owns 262,879 shares, representing 5.7% of the 4,586,741 outstanding shares of the Issuer’s common stock as of August 2, 2007.  Northaven Partners, L.P. does not have sole voting power over any of its shares.  Northaven Partners, L.P. has shared voting power over 262,879 of its shares.  Northaven Partners, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners, L.P. has shared dispositive power over 262,879 of its shares.

(ii) Northaven Partners II, L.P. beneficially owns 15,920 shares, representing 0.3% of the 4,586,741 outstanding shares of the Issuer’s common stock as of August 2, 2007.  Northaven Partners II, L.P. does not have sole voting power over any of its shares.  Northaven Partners II, L.P. has shared voting power over 15,920 of its shares.  Northaven Partners II, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners II, L.P. has shared dispositive power over 15,920 of its shares.

(iii) Northaven Partners III, L.P. beneficially owns 150,591 shares, representing 3.3% of the 4,586,741 outstanding shares of the Issuer’s common stock as of August 2, 2007.  Northaven Partners III, L.P. does not have sole voting power over any of its shares.  Northaven Partners III, L.P. has shared voting power over 150,591 of its shares.  Northaven Partners III, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners III, L.P. has shared dispositive power over 150,591 of its shares.

(iv) Northaven Offshore, Ltd. beneficially owns 27,610 shares, representing 0.6% of the 4,586,741 outstanding shares of the Issuer’s common stock as of August 2, 2007.  Northaven Offshore, Ltd. does not have sole voting power over any of its shares.  Northaven Offshore, Ltd. has shared voting power over 27,610 of its shares.  Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares.  Northaven Offshore, Ltd. has shared dispositive power over 27,610 of its shares.

(v) Northaven Associates, LLC beneficially owns 457,000 shares, representing 9.9% of the 4,586,741 outstanding shares of the Issuer’s common stock as of August 2, 2007.  Northaven Associates, LLC does not have sole voting power over any of its shares.  Northaven Associates, LLC has shared voting power over 457,000 of its shares.  Northaven Associates, LLC does not have sole dispositive power over any of its shares.  Northaven Associates, LLC has shared dispositive power over 457,000 of its shares.

(vi) Northaven Management, Inc. beneficially owns 457,000 shares, representing 9.9% of the 4,586,741 outstanding shares of the Issuer’s common stock as of August 2, 2007.  Northaven Management, Inc. does not have sole voting power over any of its shares.  Northaven Management, Inc. has shared voting power over 457,000 of its shares.  Northaven Management, Inc. does not have sole dispositive power over any of its shares.  Northaven Management, Inc. has shared dispositive power over 457,000 of its shares.

(vii) Paul R. Burke, Richard Brown and James L. Zech, as members of Northaven Associates, LLC, may each be deemed to beneficially own 457,000 shares, representing 9.9% of the 4,586,741 outstanding shares of the Issuer’s common stock as of August 2, 2007.  Paul R. Burke, Richard Brown and James L. Zech do not have sole voting power over any of the shares. Paul R. Burke, Richard Brown and James L. Zech have shared voting power over 457,000 of the shares.  Paul R. Burke, Richard Brown and James L. Zech do not have sole dispositive power over any of the shares.  Paul R. Burke, Richard Brown and James L .Zech have shared dispositive power over 457,000 of the shares.

(c) None of the Reporting Persons have effected any transactions in the Issuer’s common stock within the past 60 days.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Persons as described in Items 5(a) and 5(b).

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:   Joint Filing Agreement, dated October 12, 2007, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke, Richard Brown and James L. Zech.

Exhibit 99.2: Letter to the Board of Directors of the Issuer, dated October 12, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 12, 2007

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner

			By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Director

	By:	s/Paul R. Burke
Name: Paul R/ Burke
	Title: Member		NORTHAVEN ASSOCIATES, LLC

NORTHAVEN PARTNERS II, L.P.

By:	Northaven Associates, LLC,		By:	s/Paul R. Burke
	as General Partner		Name: Paul R. Burke
Title: Member

	By:	s/Paul R. Burke	NORTHAVEN MANAGEMENT, INC.
Name: Paul R. Burke
Title: Member

NORTHAVEN PARTNERS III, L.P.			By:	s/Paul R. Burke
Name: Paul R. Burke
By:	Northaven Associates, LLC,		Title: Vice President
as General Partner

s/Paul R. Burke

	By:	s/Paul R. Burke
	Name:Paul R. Burke		s/Richard Brown
Title: Member

s/James L. Zech

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1

Joint Filing Agreement, dated October 12, 2007, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC and Northaven Management, Inc., Paul R. Burke, Richard Brown and James L. Zech.

99.2	Letter to the Board of Directors of the Issuer, dated October 12, 2007.